

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

September 22, 2009

Mr. John D. Hart
Chief Financial Officer
Continental Resources, Inc.
302 N. Independence, Suite 1500
Enid, OK 73701

> **Re:** **Continental Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Response Letter Dated September 8, 2009**
> **File No. 1-32886**

Dear Mr. Hart:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief